                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2001

        WESTLINKS RESOURCES LTD.
             (Exact name of registrant as specified in its charter)

Suite 2600, 500 - 4 Avenue S.W., Calgary, Alberta, Canada  T2P 2v6
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F    X          Form 40-F
                                -----                  -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                  No    X
                                -----            -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                Westlinks Resources Receives Extension on Its Warrants
                           July 06, 2001 09:01:00 AM ET

CALGARY, Alberta, July 6 /PRNewswire/ -- Westlinks Resources Ltd. (Nasdaq: WLKS; CDNX: WLX) announced today that the Canadian
 Venture Exchange has granted its request for a 90-day extension on its Warrants (WLKSW) which were scheduled to expire on July 17, 2001.
 The new expiration date of the Warrants is October 17, 2001.

About Westlinks Resources Ltd.

Westlinks is a Canadian oil and gas company with its common shares listed on the Canadian Venture Exchange under the symbol WLX" and on the Nasdaq Exchange under the symbol "WLKS". The Company's publicly traded warrants trade on the Nasdaq Exchange under the symbol "WLKSW." The Canadian Venture Exchange has neither approved nor disapproved the financial information contained herein.

Statements regarding anticipated oil and gas production and other oil and gas operating activities, including the costs and timing of those activities, are "forward-looking statements." These statements involve risks that could significantly impact both Westlinks, Big Horn and the combined entity. These risks include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services and government regulation and foreign political risks, as well as other risks commonly associated with the exploration and development of oil and gas properties.

For further information, contact Mathew Henderson, CEOcast, Inc. at (212) 732-4300.

                                       SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 17, 2001

                                          Westlinks Resources Ltd.

                                          By: /s/ Bruce A. Stewart
                                          -------------------------------
                                          Name:  Bruce A. Stewart
                                          Title: Chief Financial Officer